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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                  UbiquiTel Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    903474302
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Deephaven Capital Management LLC
                                Attn:  Thomas Wagner
                            130 Cheshire Lane, Suite 102
                               Minnetonka, MN  55305
                                   952-249-5657
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    May 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903474302                    13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Capital Management LLC
     41-1908497
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         16,977,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         16,977,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,977,817

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IA
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 903474302                    13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Event Trading Ltd.
     98-0418472
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,329,796
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,329,796

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,329,796

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 903474302                    13D                   Page___ of __ Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


         Common Stock

         UbiquiTel Inc.
         One West Elm Street
         Suite 400
         Conshohocken, PA  19428
________________________________________________________________________________
Item 2.  Identity and Background.

     (a) This statement is filed on behalf of Deephaven Capital Management LLC ("Deephaven"), a Delaware limited liability company and Deephaven Event Trading Ltd. (the "Event Fund"), a Cayman Islands exempted company (collectively the "Reporting Person").

          Deephaven is the investment manager to the Event Fund, as well as to other investment funds and separately managed accounts (collectively "Advisory Clients"). As investment manager, Deephaven has the authority to cause its Advisory Clients to purchase or sell securities issued by UbiquiTel Inc. (the "Issuer"), and to exercise any and all voting rights associated with such securities. All references to Deephaven include the interests and transactions of the Event Fund and of all other Deephaven Advisory Clients.

     (b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305. The principal business address of Deephaven Event Trading Ltd. is: M & C Corporate Services Limited, Ugland House, S. Church Street, George Town, Grand Cayman, Cayman Islands.

     (c)  The  principal   business  of  Deephaven  Capital   Management  LLC is
          to provide investment advisory services and is registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940. The principal business of Deephaven Event Trading Ltd. is to serve as an investment fund under the direction of its investment manager, Deephaven Capital Management LLC.

     (d) During the last 5 years, neither Deephaven Capital Management LLC, or Deephaven Event Trading Ltd., has been convicted in a criminal proceeding.

     (e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction other than the matter described below:

             On May 2, 2006, the Securities and Exchange Commission (the "SEC") filed a civil injunctive action against Deephaven Capital Management LLC and a former portfolio manager alleging insider trading from August 2001 to March 2004 in relation to 19 private investments in public equity (PIPE) transactions. The SEC's complaint alleges that Deephaven and the former portfolio manager violated Section 17(a) of the Securities Act of 1933 ("Securities Act"), Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder. The SEC alleged that in each of the 19 PIPE transactions, Deephaven and its former portfolio manager obtained and traded on confidential and material nonpublic information about the upcoming transactions.
             Deephaven agreed to settle the action with the SEC.

             Without admitting or denying the allegations in the SEC's complaint, Deephaven agreed to a final judgment permanently enjoining the firm from violating Securities Act Section 17(a), Exchange Act Section 10(b), and Rule 10b-5. Deephaven also agreed to pay a total of $5,709,958, comprised of disgorged trading profits, a penalty, and prejudgment interest. The former portfolio manager agreed to settle the SEC action separately.

             If confirmed by the U.S. District Court, the civil judicial action resolves the matter for which Deephaven received a Wells Notice from the staff of the SEC, and which was previously disclosed.

          During the last 5 years Deephaven Event Trading Ltd. has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not a party to the above referenced matter.

     (f)  Deephaven Capital Management LLC is a Delaware limited liability
          company.   Deephaven Event Trading Ltd. is a Cayman Islands exempted
          company.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         As of May 10, 2006, the aggregate purchase price for 16,977,817 shares of the Issuers common stock purchased by Deephaven Capital Management LLC in its capacity as investment advisor to its Advisory Clients was
         $173,875,578.   The source of funding for the purchase of these shares
         was the working capital of Deephaven's Advisory Clients.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) The Reporting Person originally acquired the common stock ("Shares") of UbiquiTel Inc. (the "Issuer") for investment in the ordinary course of business because it believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

         On April 19, 2006, the Issuer entered into a definitive Agreement and Plan of Merger (the "Transaction") with Sprint Nextel Corporation ("Sprint") and a wholly-owned subsidiary of Sprint. The Reporting Person is in disagreement with the Transaction on the belief that its terms do not provide shareholders with full and fair value for the Shares of the Issuer.

         On April 26, 2006, the Reporting Person delivered a letter to the Board of Directors of the Issuer (the "Board") outlining the basis of the Reporting Person's disagreement with the Transaction.

         The Reporting Person opposes the Transaction on the belief that its terms undervalue the Shares of the Issuer and, on May 10, 2006, acquired an additional 7,577,817 Shares. The Reporting Person may discuss and meet with management of the Issuer and other shareholders concerning the Transaction. The Reporting Person reserves the right to acquire additional Shares, at any time and from time to time, in the open market, in private transactions or otherwise, and to dispose of Shares, at any time and from time to time, in the open market, in private transactions or otherwise.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) As of May 10, 2006, Deephaven beneficially owns 16,977,817 shares of Common Stock of the Issuer, which represents 18.02% of the Issuer's outstanding shares of Common Stock, which percentage was calculated by dividing (i) the 16,977,817 shares of Common Stock beneficially owned by Deephaven as of the date hereof, by (ii) 94,218,994 shares of Common Stock outstanding as of March 1, 2006, based upon the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on March 15, 2006.

     (b) Deephaven has the sole power to vote and dispose of the 16,977,817 shares of Common Stock held by Deephaven.

         The filing of this statement on Schedule 13D shall not be construed as an admission that Deephaven is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 16,977,817 shares of Common Stock held by Deephaven. Pursuant to Rule 13d-4, Deephaven disclaims all such beneficial ownership.

     (c) The following table sets forth all transactions with respect to Shares effected during the past (60) days. All such transactions were effected in the open market.


Deehaven Client         Trade Date      Buy/Sell  No. of      Price     Note
                                                  Shares      Per
                                l                 Purchased   Share
                                                  (Sold)

Event Fund               3/10/2006      Buy         16,750    $9.650
Event Fund               3/10/2006      Buy         16,080    $9.669
Event Fund               3/13/2006      Sell       (16,137)   $9.863
Event Fund               3/13/2006      Sell       (48,225)   $9.900
Event Fund               3/16/2006      Sell           (64)   $10.090
Event Fund               3/21/2006      Sell          (514)   $10.090
Event Fund               3/24/2006      Sell        (2,318)   $10.090
Event Fund               3/24/2006      Sell        (1,928)   $10.135
Event Fund               3/27/2006      Buy            578    $9.990
Event Fund               3/27/2006      Sell          (642)   $10.070
Event Fund               4/3/2006       Sell       (10,828)   $10.201
Event Fund               4/4/2006       Buy         32,474    $10.192
Event Fund               4/4/2006       Sell        (4,542)   $10.200
Event Fund               4/5/2006       Buy         33,500    $10.150
Event Fund               4/5/2006       Buy        100,500    $10.164
Event Fund               4/6/2006       Sell       (42,034)   $10.204
Event Fund               4/7/2006       Buy          1,876    $10.095
Event Fund               4/7/2006       Sell        (7,008)   $10.209
Event Fund               4/10/2006      Sell       (14,518)   $10.230
Event Fund               4/11/2006      Buy          2,060    $10.107
Event Fund               4/11/2006      Sell        (4,592)   $10.160
Event Fund               4/12/2006      Sell       (16,348)   $10.197
Event Fund               4/13/2006      Sell        (2,597)   $10.208
Event Fund               4/17/2006      Sell       (52,393)   $10.201
Event Fund               4/18/2006      Sell       (12,135)   $10.189
Event Fund               4/19/2006      Sell        (1,019)   $10.201
Event Fund               4/20/2006      Buy        335,000    $10.223
Event Fund               4/20/2006      Buy         78,792    $10.230
Event Fund               4/20/2006      Buy      4,228,700    $10.250
Event Fund               4/20/2006      Sell       (36,587)   $10.350
Event Fund               4/21/2006      Buy         43,348    $10.299
Event Fund               4/21/2006      Sell       (21,200)   $10.000 Opt Assign
Event Fund               4/24/2006      Buy         34,358    $10.320
Event Fund               4/24/2006      Sell       (16,659)   $10.356
Event Fund               4/28/2006      Buy        110,781    $10.360
Event Fund               4/28/2006      Sell      (110,781)   $10.383
Event Fund               5/10/2006      Buy      4,750,897    $10.350
Event Fund               5/10/2006      Buy        338,717    $10.350
Other Advisory Clients   3/10/2006      Buy          8,250    $9.650
Other Advisory Clients   3/10/2006      Buy          7,920    $9.669
Other Advisory Clients   3/13/2006      Sell        (8,863)   $9.863
Other Advisory Clients   3/13/2006      Sell       (26,775)   $9.900
Other Advisory Clients   3/16/2006      Sell           (36)   $10.090
Other Advisory Clients   3/21/2006      Sell          (286)   $10.090
Other Advisory Clients   3/24/2006      Sell          (243)   $10.090
Other Advisory Clients   3/24/2006      Sell          (203)   $10.135
Other Advisory Clients   3/24/2006      Sell        (1,044)   $10.090
Other Advisory Clients   3/24/2006      Sell          (869)   $10.135
Other Advisory Clients   3/27/2006      Buy            322    $9.990
Other Advisory Clients   3/27/2006      Sell          (358)   $10.070
Other Advisory Clients   4/3/2006       Sell        (6,015)   $10.201
Other Advisory Clients   4/4/2006       Buy         15,994    $10.192
Other Advisory Clients   4/4/2006       Sell        (2,237)   $10.200
Other Advisory Clients   4/5/2006       Buy         16,500    $10.150
Other Advisory Clients   4/5/2006       Buy         49,500    $10.164
Other Advisory Clients   4/6/2006       Sell       (23,103)   $10.204
Other Advisory Clients   4/7/2006       Buy            924    $10.095
Other Advisory Clients   4/7/2006       Sell        (3,452)   $10.209
Other Advisory Clients   4/10/2006      Sell        (7,982)   $10.230
Other Advisory Clients   4/11/2006      Buy          1,140    $10.107
Other Advisory Clients   4/11/2006      Sell        (2,542)   $10.160
Other Advisory Clients   4/12/2006      Sell        (9,052)   $10.197
Other Advisory Clients   4/13/2006      Sell        (1,427)   $10.208
Other Advisory Clients   4/17/2006      Sell       (28,801)   $10.201
Other Advisory Clients   4/18/2006      Sell        (6,671)   $10.189
Other Advisory Clients   4/19/2006      Sell          (560)   $10.201
Other Advisory Clients   4/20/2006      Buy        165,000    $10.223
Other Advisory Clients   4/20/2006      Buy         38,808    $10.230
Other Advisory Clients   4/20/2006      Buy      2,082,793    $10.250
Other Advisory Clients   4/20/2006      Sell       (20,113)   $10.350
Other Advisory Clients   4/21/2006      Buy         21,352    $10.299
Other Advisory Clients   4/21/2006      Sell       (12,800)   $10.000 Opt Assign
Other Advisory Clients   4/24/2006      Buy         16,543    $10.320
Other Advisory Clients   4/24/2006      Sell        (8,341)   $10.356
Other Advisory Clients   4/27/2006      Buy         82,148    $10.360
Other Advisory Clients   4/27/2006      Sell       (82,148)   $10.386
Other Advisory Clients   4/28/2006      Buy         54,219    $10.360
Other Advisory Clients   4/28/2006      Sell       (54,219)   $10.383
Other Advisory Clients   5/10/2006      Buy      2,325,117    $10.350
Other Advisory Clients   5/10/2006      Buy        163,086    $10.350




     (d) Not Applicable

     (e) Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.



________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      May 11, 2006
                                        ________________________________________
                                                         (Date)


                                                   /s/ Thomas Wagner
                                        ________________________________________
                                                       (Signature)


                                                 Chief Compliance Officer
                                        ________________________________________
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).